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Exhibit 11

Statement Regarding Computation of Per Share Earnings

        The following table is the reconciliation of basic and fully diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands except per share amounts):

	2012		2011		2010
	Basic	Fully Diluted	Basic	Fully Diluted	Basic	Fully Diluted
Net income	$37,142	$37,142	$27,600	$27,600	$26,872	$26,872

Weighted average shares outstanding	69,702,417	69,702,417	58,633,627	58,633,627	58,578,599	58,578,599
Effect of dilutive securities	—	43,839	—	2,804	—	4,586

Adjusted weighted average shares outstanding	69,702,417	69,746,256	58,633,627	58,636,431	58,578,599	58,583,185

Earnings per share	$0.53	$0.53	$0.47	$0.47	$0.46	$0.46

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  Exhibit 11
Statement Regarding Computation of Per Share Earnings